1-14656

02035013

PE 12-31-2001

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2001

QUIÑENCO, S.A.

(Exact name of registrant as specified in its charter)

QUIÑENCO, INC.

(Translation of registrant's name into English)

Quiñenco S.A.
Enrique Foster Sur, No. 20, 14th Floor
Santiago, Republic of Chile

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________.

CRG
1 of 20

This report consists of a two press releases, the first of which is announcing a dividend distribution by Quiñenco and the second of which is announcing Quiñenco's 2002 first-quarter results.

QUIÑENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman Investor Relations Quiñenco S.A. (56-2) 750-7221 e-mail: cfreeman@lq.cl	or	Lucia Domville Citigate Dewe Rogerson (212) 419-4166 e-mail: lucia.domville@citigatedr-ny.com

QUIÑENCO TO DISTRIBUTE DIVIDEND OF Ch$5.75 PESOS PER SHARE

May 3, 2002 – Santiago, Chile. Quiñenco S.A. (LQ:NYSE) will pay a dividend of Ch$5.74560 per share corresponding to the distribution of 2001 net income, on or after May 9, 2002 to shareholders on record as of May 3, 2002. The dividend, which was approved at the Annual Shareholders' Meeting held on April 30, 2002, is equivalent to 40% of 2001 net earnings.

The total dividend distribution, which amounts to Ch$6,203,752,733 (Ch$5.74560 per common share, Ch$57.45600 per ADR*), will be distributed among its 1,079,740,079 common shares, as follows:

- A minimum (obligatory by law) dividend of Ch$3,508,344,062, equivalent to Ch$3.24925 pesos/share and 22.62% of 2001 earnings
- An additional dividend of Ch$2,695,408,671, equivalent to Ch$2.49635 pesos/share and 17.38% of 2001 earnings.

* 1 ADR is equivalent to 10 ordinary shares.

#

QUIÑENCO S.A.
www.quinenco.cl

First quarter 2002

FOR IMMEDIATE RELEASE

For further information contact:

Quiñenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
e-mail: cfreeman@lq.cl

Citigate Dewe Rogerson
Lucia Domville
(212) 419-4166
e-mail: lucia.domville@citigatedr-ny.com

QUIÑENCO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2002

(Santiago, Chile, May 14, 2002) Quiñenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the first quarter ended March 31, 2002.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.5% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on March 31, 2002 (Ch$655.90 = US$1.00) and are only provided for the reader's convenience.

1Q 2002 HIGHLIGHTS

- **Quiñenco reported a net loss for the first quarter of Ch$8,728 million (US$13.3 million), compared to a net profit of Ch$5,512 million (US$8.4 million) in 1Q 2001.**
- **Market conditions in Argentina and Brazil continued to affect Madeco's operating and non-operating performance. Madeco reported a net loss of Ch$10,219 million (US$15.6 million) of which Ch$5,734 million (US$8.7 million) corresponded to Quiñenco's proportionate share of 56.1%.**
- **Consolidated sales, operating results and non-operating results were affected by Madeco's operations, causing a significant downturn in quarterly results.**

4

GROUP HIGHLIGHTS – FIRST QUARTER 2002 AND SUBSEQUENT EVENTS

Dividend Distribution
During the Annual Shareholders' Meeting held on April 30, 2002, dividend number 13 of Ch$5.74560 pesos per share (Ch$57.4560 per ADR) was approved, to be distributed on or after May 9, 2002. The total dividend distribution amounted to Ch$6,203,752,733, equivalent to 40% of 2001 net earnings.

Banco de Chile and Banco Edwards merged their operations on January 2, 2002
The merger of Banco de Chile and Banco Edwards became effective on January 2, 2002. The new Banco de Chile is now the country's largest private banking institution with an 18.7% market share in terms of total loans as of March 31, 2002 according to the SBIF. During the first quarter the bank continued to make strides in the commercial, credit, operations, technology, infrastructure and human resources aspects of the merger process.

Lucchetti
The remaining Ch$2,704 million (US$4.1 million) of Lucchetti's Ch$20,925 million (US$31.9 million) capital increase was completed in January 2002. In the January increase, Quiñenco subscribed to Ch$2,698 million (US$4.1 million). Proceeds from the capital increase have been used to reduce Lucchetti's indebtedness. Quiñenco's stake in Lucchetti increased to 93.7% following the capital increase.

Lucchetti Peru continues to defend its legitimate right to operate its plant on the outskirts of Lima. The six-month period for friendly settlement between the government of Peru and Lucchetti ended in April, without resolution. Lucchetti is at present analyzing the possibility of taking the matter to international arbitrage proceedings under the existing treaty between Peru and Chile, which promotes and protects the investment rights of each country when operating in one another's territory.

Madeco
On January 14, 2002, Madeco announced that the economic recession in Argentina and the regional economic slowdown has put a considerable strain on the company's resources. As a consequence, Madeco has retained Salomon Smith Barney to advise the company in the restructuring of its financial liabilities. Madeco aims to develop a plan, in conjunction with Salomon Smith Barney, which contemplates a debt restructuring, optimal use of working capital and a possible equity increase. The Company has also implemented a series of measures aimed at reducing its fixed cost structure and selling, general and administrative expenses.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Net Income Contribution (in millions of Ch$ as of 3/31/2002)

Sector/Company	Quiñenco's ownership % at 3/31/2002	4Q 2001	1Q 2001	1Q 2002
Financial Services:				
Banco de Chile (1)(2)	52.2%	2,628	4,166	3,709
Banco Edwards (2)	-	(2,224)	3,164	-
Food & Beverage:				
CCU (1)	30.8%	3,579	8,616	3,279
Lucchetti (1)	93.7%	(2,374)	(891)	(1,247)
Telecommunications:				
Telsur (1)	73.6%	2,041	1,306	1,150
Entel (3)	5.7%	583	1,335	716
Manufacturing:				
Madeco (1)	56.1%	(15,374)	(444)	(5,734)
Real estate/hotel admin.:				
Carrera (1)	89.9%	(231)	10	(300)
Habitaria (1)	50.0%	437	(203)	(165)
Total operating companies		(10,935)	17,059	1,408
Quiñenco & holding companies		(12,045)	(11,547)	(10,136)
Total		**(22,980)**	**5,512**	**(8,728)**

The figures provided in the above table correspond to Quiñenco's proportional share of each company's net income (loss).

(1) Operating company in which Quiñenco has direct or indirect control.
(2) Banco Edwards was merged with Banco de Chile on January 1, 2002.
(3) Operating company in which Quiñenco holds a minority interest.

Net Loss – 1Q 2002

Quiñenco reported a net loss for the first quarter of 2002, which amounted to Ch$8,728 million (US$13.3 million), compared to a net profit of Ch$5,512 million (US$8.4 million) in the first quarter of 2001. The deterioration in quarterly earnings was primarily attributable to a lower contribution from Quiñenco's group operating companies during the period.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Consolidated Income Statement Breakdown (in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Revenues			
Madeco	50,845	90,338	63,346
Lucchetti	18,302	22,161	18,384
Telsur	11,807	11,091	10,957
Carrera	1,962	2,143	1,727
Quiñenco & holding	1,170	894	594
Total	**84,086**	**126,627**	**95,008**
Operating income (loss)			
Madeco	(1,238)	5,918	2,133
Lucchetti	(1,071)	1,645	582
Telsur	4,206	3,242	2,786
Carrera	(99)	186	(188)
Quiñenco & holding	(2,321)	(2,254)	(2,095)
Total	**(523)**	**8,737**	**3,218**
Non-operating income (loss)			
Interest income	974	2,875	1,686
Share of net income/loss from related co:			
CCU	3,579	8,616	3,279
Banco Edwards	(2,224)	3,164	-
Habitaria	437	(203)	(165)
Entel	583	1,335	716
Banco de Chile	2,628	4,166	3,709
Other equity inv.	368	(636)	(63)
Other non-op income	(996)	4,098	511
Amort. of GW expense	(4,350)	(5,031)	(5,084)
Interest expense	(13,920)	(12,483)	(13,970)
Other non-op expenses	(30,495)	(3,569)	(4,026)
Price-level restatement	(188)	(3,792)	(5,275)
Total	**(43,604)**	**(1,460)**	**(18,682)**
Income Tax	6,946	(1,929)	1,358
Extraordinary items	85	-	-
Minority Interest	13,954	(228)	5,149
Amort. of neg. GW	162	392	229
Net income (loss)	**(22,980)**	**5,512**	**(8,728)**

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Revenues – 1Q 2002

Consolidated revenues for the first quarter of 2002 were Ch$95,008 million (US$144.9 million), 25.0% lower than the Ch$126,627 million (US$193.1 million) registered in the first quarter of 2001, mainly due to a decrease of 29.9% in Madeco's sales level during the period. Consolidated sales can be broken down as follows: Madeco (66.7%), Lucchetti (19.3%), Telsur (11.5%), Carrera (1.8%) and others (0.7%).

Operating Income - 1Q 2002

Operating income for the first quarter of 2002 was Ch$3,218 million (US$4.9 million), down by 63.2% from the Ch$8,737 million (US$13.3 million) reported in the first quarter of 2001. Consolidated operating income fell as a result of lower operating profit attributable to Madeco's, Lucchetti's and to a lesser extent, Telsur's operations.

EBITDA – 1Q 2002

EBITDA reached Ch$10,109 million (US$15.4 million) in 1Q 2002, compared to Ch$16,500 million (US$25.2 million) in 1Q 2001.

Non-Operating Results –1Q 2002

Quiñenco reported a non-operating loss of Ch$18,682 million (US$28.5 million) in the first quarter of 2002, compared to a non-operating loss of Ch$1,460 million (US$2.2 million) in the same quarter in 2001. The main items included in non-operating results are discussed below:

- **Proportionate share of net income of equity method investments**
  Quiñenco's proportionate share of net income from equity method investments, which includes the results from Banco de Chile and CCU, two of Quiñenco's most significant investments, reached Ch$7,476 million (US$11.4 million), compared to Ch$16,442 million (US$25.1 million) in 1Q 2001. The decrease mainly corresponded to CCU, whose first quarter 2001 results included the gain made in connection with the divestiture of its interest in Backus & Johnston in that period. In addition, Quiñenco's proportionate share of net income corresponding to its investment in the banking sector (Banco de Chile in 1Q 2002 and Banco de Chile and Banco Edwards in 1Q 2001) decreased in comparison to 2001, mainly as the result of large scale provisions for loan losses and the ongoing merger process, which gave way to non-recurring charges.

- **Other non-operating income**
  Other non-operating income was Ch$511 million (US$0.8 million), compared to Ch$4,098 million (US$6.2 million) in the first quarter of 2001. The variation is explained by the absence of gains on the sale of shares, which amounted to Ch$3,196 million (US$4.9 million) in 2001.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

- **Amortization of goodwill expense**
  Amortization of goodwill expense amounted to Ch$5,084 million (US$7.8 million) in the first quarter of 2002, almost unchanged from the Ch$5,031 million (US$7.7 million) reported in the same period in 2001. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). The balance of goodwill (net) amounted to Ch$314,095 million (US$478.9 million) as of March 31, 2002.

- **Interest Expense**
  Interest expense for the first quarter of 2002 amounted to Ch$13,969 million (US$21.3 million), an increase of 11.9% compared to the same period in 2001. The increase is primarily associated with indebtedness incurred in connection with the acquisition of Banco de Chile.

- **Other non-operating expenses**
  Other non-operating expenses amounted to Ch$4,026 million (US$6.1 million), compared to Ch$3,569 million (US$5.4 million) reported in the same quarter in 2001. The main items comprising other non-operating expenses included Ch$2,725 million (US$4.2 million) related to Madeco's restructuring and provisions in Argentina and Ch$553 million (US$0.8 million) incurred in the legal defense of Lucchetti pasta installations in Peru.

- **Price-level restatement and foreign currency translation losses**
  Price-level restatement and foreign currency translation losses reached Ch$5,275 million (US$8.0 million) in the first quarter of 2002, compared to losses of Ch$3,792 million (US$5.8 million) in the same period in 2001, an increase of 39.1%. The losses are mainly attributable to Madeco's operations and result from the devaluation of the Argentine peso vis-à-vis the US dollar during the period.

Income Taxes – 1Q 2002

Quiñenco reported a tax credit, which amounted to Ch$1,358 million (US$2.1 million), compared to income taxes of Ch$1,929 million (US$2.9 million) during the same period in 2001. The income tax credit corresponded to Quiñenco and intermediate holding companies.

Minority Interest – 1Q 2002

In the first quarter of 2002, Quiñenco reported an add-back to income of Ch$5,149 million (US$7.9 million). The amount is mainly related to minority shareholders' proportionate share of Madeco's first quarter loss.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Condensed Consolidated Balance Sheet (in millions of Ch$ as of 3/31/2002)			
Quiñenco	As of 3/31/01	As of 3/31/02	As of 12/31/01
Current assets	294,557	303,066	264,688
Fixed assets	424,475	411,400	416,113
Other assets	950,350	837,636	874,197
Total	1,669,382	1,552,102	1,554,998
Current liabilities	380,173	257,932	254,940
Long-term liabilities	516,301	543,811	535,877
Minority interest	109,916	84,764	89,510
Shareholders' equity	662,992	665,595	674,671
Total	1,669,382	1,552,102	1,554,998

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-à-vis the 4th quarter of 2001)

Current Assets

Current assets increased 14.5% compared to the fourth quarter of 2001, mainly due to a higher level of cash and cash equivalents (including resell agreements) held at the balance sheet date as well as the reclassification of notes receivable from long-term to short-term in the quarter.

Fixed Assets and Other Assets

Fixed assets did not vary significantly compared to the fourth quarter of 2001. The decrease of 4.2% in other assets mainly corresponds to the reclassification of a long-term note receivable to short-term notes receivable.

Current Liabilities

Current liabilities did not vary significantly compared to the fourth quarter of 2001.

Long-term Liabilities

Long-term liabilities did not vary significantly compared to the fourth quarter of 2001.

Minority Interest

Minority interest decreased by 5.3% compared to the fourth quarter of 2001.

Equity

Shareholders' equity decreased by 1.3% compared to the fourth quarter of 2001, due to the current period net loss.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Quiñenco Corporate Level

As of March 31, 2002, financial debt at the corporate level was Ch$373,933 million (US$570.1 million). As of the same date, cash and cash equivalents amounted to approximately Ch$70,793 million (US$107.9 million). The debt to total capitalization ratio at the corporate level was 35.9%.

RETURN ON CAPITAL EMPLOYED (ROCE)

With the aim of focusing on creating value for Quiñenco's shareholders as well as an indicative measurement of operating company results, the following table indicates the return on capital employed (ROCE) at each of Quiñenco's main operating companies (excluding Banco de Chile):

Operating Company	ROCE (1) (%)
Madeco	0.9%
Telsur	10.7%
Lucchetti	2.4%
Carrera	-3.9%
CCU	9.1%
Habitaria	5.9%

(1) Adjusted operating return over capital employed for the last 12 months.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quiñenco's proportional share of income from investments in the Financial Services sector during 2001 and 2002:

(in millions of Ch$ as of 3/31/2002)

Sector	FINANCIAL SERVICES			
Company	Ownership %	4Q 2001 (3)	1Q 2002 (3)	1Q 2001
Banco de Chile (1)	52.2%	2,628	4,166	3,709
Banco Edwards (2)	-	(2,224)	3,164	-

1) Ownership % corresponds to voting rights. Quiñenco's proportionate share of Banco de Chile's income is calculated according to economic ownership percentages in Banco de Chile (20.2%) and SM Chile (51.4%).
2) Banco Edwards was merged with Banco de Chile on January 1, 2002.

BANCO DE CHILE

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Operating revenues	103,334	103,111	99,077
Provision for loan losses	(21,647)	(22,556)	(33,643)
Operating expenses	75,533	52,744	58,007
Net Income (loss)	11,453	30,418	12,653
Loan portfolio	6,053,019	6,237,933	5,974,146
Total assets	8,947,987	8,751,832	8,896,884
Shareholders' equity	635,090	568,092	549,373
Net financial margin	4.2%	4.0%	3.7%
Efficiency ratio	73.1%	51.2%	58.5%
ROAE	8.0%	18.7%	8.1%
ROAA	0.48%	1.23%	0.52%

Restatement on prior period figures on a pro forma basis

Banco de Chile and Banco Edwards were merged on January 1, 2002. For purposes of comparison, figures for periods prior to March 31, 2002 have been restated on a pro forma basis, based on the combined historical financial results of each bank.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

1Q 2002 Results

Operating revenues decreased in the first quarter of 2002 by 3.9% compared to the first quarter of 2001. Net interest revenue, which comprises 77.9% of total operating revenue, fell by 5.7% to Ch$77,230 million (US$117.7 million), as a result of lower nominal interest rates and inflation, a 3% decrease in average loans, and a higher proportion of financial investments in the interest earning assets mix. The decrease in operating revenues was partially offset by a slight (0.8%) increase in fee income and a 19.3% increase in other operating income (net), which included higher gains on financial instruments and on foreign exchange transactions.

Provisions, which amounted to Ch$33,643 million (US$51.3 million), showed a significant increase over the Ch$22,556 million (US$34.4 million) taken in the first quarter of 2001. The increase in provisions mostly corresponded to loans granted to companies in Argentina, most of which are subsidiaries of Chilean companies, which in turn, are covered by Chilean collaterals. In addition, new provisions were made on loans previously granted to the highly depressed construction sector and to other medium-sized companies affected by the low consumption levels seen in Chile during the first quarter of the year.

Operating expenses increased by 10% to Ch$58,007 million (US$88.4 million) in 1Q 2002. The increase in operating expenses was attributable to non-recurring expenses associated with the bank's ongoing merger process. Isolating the effect of the merger expenses, total operating expenses would have decreased by 5.3% in the first quarter of the year.

Net income was Ch$12,653 million (US$19.3 million), a decrease of more than 58% from the Ch$30,418 million (US$46.4 million) reported in the first quarter of 2001. The decrease in net earnings was the result of the aforementioned increase in provisions for loan losses made during the quarter, ongoing merger expenses, and a drop in net interest revenue.

As of March 2002, the Bank's loan portfolio had shown a reduction of 4.2% over the last twelve month period, mostly related to commercial loans (-11.4%) and foreign trade loans (-5.7%), in line with the bank's decision to further reduce its exposure in Argentina and Brazil, contingent loans (-5.7%) and other outstanding loans to large corporations (-5.3%).

Banco de Chile was the first ranked private bank in the country with a market share of 18.7% according to information published by the Chilean Superintendency of Banks for the period ended March 31, 2002. Its return on capital and reserves (annualized for the twelve-month period) reached 9.4%, compared to 16.9% for the local financial system, according to the same source.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

FOOD & BEVERAGE SECTOR

The following table details Quiñenco's proportional share of income (loss) from investments in the Food & Beverage sector during 2001 and 2002:

(in millions of Ch$ as of 3/31/2002)

Sector	FOOD & BEVERAGE			
Company	Ownership %	4Q 2001	1Q 2001	1Q 2002
CCU	30.8%	3,579	8,616	3,279
Lucchetti	93.7%	(2,374)	(891)	(1,247)

CCU

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Sales	100,789	97,186	92,253
Operating income (loss)	19,031	17,871	16,462
Net Income (loss)	11,624	27,982	10,648
Total assets	626,885	648,330	613,104
Shareholders' equity	409,929	440,010	420,664

1Q 2002 Results

CCU's sales in the first quarter of 2002 decreased by 5.1% compared to the first quarter of 2001, due to a decline in average prices of 5.2%, which was partially offset by a 0.5% increase in volume sold. Average prices fell by 45.7% in Argentina as a consequence of the devaluation of the Argentine peso, which mainly explains the reduction in average prices during the period. The growth in volume sold was led by an increase of 67.7% in domestic wine, 23.9% in fruit nectars, 11.4% in export wine, 3.1% in beer in Chile and 2.2% in mineral water. The increase in volume sold was nearly offset by a sharp drop in the volume of beer sold in Argentina, which declined by 16.6% and to a lesser extent, a 0.5% drop in soft drinks. Worth noting is that the overall 5.1% decline in consolidated revenues was entirely attributable to the Argentine operations as its revenues fell by more than 55% in the first quarter as a result of the continuing economic crisis in that country.

Operating income was directly affected by the decline in consolidated sales, registering a reduction of 7.9% in the first quarter. This is in spite of an 8.9% increase in operating income from the Chilean operations which was entirely offset by the poor operating performance associated with the Argentine operations. Worth mentioning is that SG&A expenses decreased by 7.6% as a direct result of the cost and expense reduction program. Nonetheless, the operating margin as a percentage of sales decreased from 18.4% to 17.8%.

Net income was Ch$10,648 million (US$16.2 million), significantly lower than the Ch$27,982 million (US$42.7 million) reported in the first quarter of 2001, which included the extraordinary gain on sale related to the divestiture of CCU's interest in Backus & Johnston in that period.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

LUCCHETTI

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Sales	18,302	22,161	18,384
Operating income (loss)	(1,071)	1,645	582
Net Income (loss)	(2,544)	(1,024)	(1,331)
Total assets	118,753	137,877	119,071
Shareholders' equity	46,935	36,259	48,475

1Q 2002 Results

Lucchetti reported sales of Ch$18,384 million (US$28.0 million) in the first quarter of 2002, down 17% compared to the same period in 2001. The decrease in sales mainly corresponded to the divestiture of the Argentine operations in May of 2001 (negative Ch$4,254 million, equivalent to US$6.5 million) and a reduction in Lucchetti Peru's sales of 16% (negative Ch$916 million, equivalent to US$1.4 million). The decline in consolidated sales was partially offset by an increase in sales of 11.4% in the Chilean operations (Ch$1,394 million, equivalent to US$2.1 million). Lucchetti Chile's sales improved during the period as a result of higher average prices for pasta products. Lucchetti Peru's sales decline was related to continuing low average prices and sales volume of pasta products. The Chilean operation comprised 73.9% of 1Q 2002 sales and the remaining 26.1% corresponded to sales made in Peru.

Operating profit, equivalent to 3.2% of sales, declined by Ch$1,063 million (US$1.6 million) to Ch$582 million (US$0.9 million), of which 41% corresponded to the divestiture of the Argentine operations. The remaining reduction was due to higher costs associated with edible oils in Chile compared to 2001, which reduced margins in the Chilean operation and a reduction in operating results in Peru associated with the aforementioned sales decline.

Non-operating losses amounted to Ch$1,736 million (US$2.6 million), down from the Ch$3,065 million (US$4.7 million) reported in 1Q 2001. The reduction corresponded to a lower level of interest expense following Lucchetti's debt reduction and restructuring at year-end 2001. The improvement in non-operating results partially offset the reduced operating income, resulting in a net loss for the period of Ch$1,331 million (US$2.0 million).

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

TELECOMMUNICATIONS SECTOR

The following table details Quiñenco's proportional share of income from investments in the Telecommunications sector during 2001 and 2002:

(in millions of Ch$ as of 3/31/2002)

Sector	TELECOMMUNICATIONS			
Company	Ownership %	4Q 2001	1Q 2001	1Q 2002
Telsur	73.6%	2,041	1,306	1,150
Entel (1)	5.7%	583	1,335	716

(1) Non-controlling interest.

TELSUR

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Sales	11,807	11,091	10,958
Operating income (loss)	4,206	3,242	2,786
Net Income (loss)	2,774	1,776	1,564
Total assets	131,204	122,452	133,959
Shareholders' equity	54,776	55,103	55,864

1Q 2002 Results

Telsur's sales in the first quarter of 2002 were Ch$10,958 million (US$16.7 million), a decrease of 1.2% from the Ch$11,091 million (US$16.9 million) reported during the same period in 2001. The slight decrease in sales mainly corresponded to a lower level of revenue generated from basic telephony services and long distance services (in terms of traffic and rates), compared to the same period in 2001. Basic telephony revenues fell as a higher number of customers moved from fixed to mobile technology alternatives.

Operating profit fell by 14.1% to Ch$2,786 million (US$4.2 million) as a result the lower sales level, higher depreciation expense related to investments in fixed assets in recent periods and higher general and administrative expenses incurred in connection with the Concepción office.

Telsur reported non-operating losses of Ch$791 million (US$1.2 million), down from the Ch$1,008 million (US$1.5 million) reported in the first quarter of 2001. The improvement in non-operating results helped to partially offset the effect of the decline in operating income on net income. As a consequence, Telsur reported a net profit for the first quarter of 2002 of Ch$1,564 million (US$2.4 million), a reduction of 12.0% from the Ch$1,776 million (US$2.7 million) earned in 2001.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

MANUFACTURING SECTOR

The following table details Quiñenco's proportional share of income (loss) from investments in the Manufacturing sector during 2001 and 2002:

(in millions of Ch$ as of 3/31/2002)

Sector	MANUFACTURING			
Company	Ownership %	4Q 2001	1Q 2001	1Q 2002
Madeco	56.1%	(15,374)	(444)	(5,734)

MADECO

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Sales	50,845	90,338	63,346
Operating income (loss)	(1,238)	5,918	2,133
Net Income (loss)	(27,485)	(792)	(10,219)
Total assets	403,081	461,520	392,705
Shareholders' equity	122,850	163,384	113,591

1Q 2002 Results

Madeco's sales level in the first quarter of 2002 fell by 29.9% from Ch$90,338 million (US$137.7 million) to Ch$63,346 million (US$96.6 million). The decrease was primarily attributable to lower volumes and average prices of copper telecommunications cables and fiber optic cables in the Brazilian operations, accounting for 61.3% of the total reduction in sales. In addition, the closure of the Argentine wire and cable, fiber optic and brass mills operations reduced sales by an additional 27.8%. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 51.8% of total sales, followed by brass mills (21.8%), flexible packaging (14.5%) and aluminum profiles (11.9%).

The lower consolidated sales level translated directly into a reduction in operating income of 64%, in spite of decreases in absolute terms in cost of goods sold and SG&A expenses. Operating income, which totaled Ch$2,133 million (US$3.3 million), equivalent to 3.4% of sales, reflected the slowdown in regional activity, export activity and the continuing crisis affecting Argentina. This is also reflected in the composition of operating income, which in the first quarter of 2001, corresponded 78.4% to the Brazilian wire and cable operations and in the same period in 2002, a mere 17.2%.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

Non-operating losses were Ch$12,995 million (US$19.8 million) versus Ch$4,583 million (US$7.0 million) one year ago. The increase in non-operating losses was mainly attributable to price-level restatements and foreign currency translation losses which amounted to Ch$5,412 million (US$8.3 million) and were related to the devaluation of the Argentine peso during the first quarter of the year. In addition, Madeco reported other non-operating expenses of Ch$3,017 million (US$4.6 million) which included severance payments of Ch$1,523 million (US$2.3 million) and other provisions in Argentina of Ch$1,202 million (US$1.8 million).

The net loss for the first quarter of 2002 was Ch$10,219 million (US$15.6 million), significantly greater than the net loss of Ch$792 million (US$1.2 million) reported in 1Q 2001.

REAL ESTATE/HOTEL ADMINISTRATION

The following table details Quiñenco's proportional share of income from investments in the Real Estate/Hotel Administration sector during 2001 and 2002:

(in millions of Ch$ as of 3/31/2002)

Sector	REAL ESTATE/HOTEL ADMINISTRATION			
Company	Ownership %	4Q 2001	1Q 2001	1Q 2002
Hoteles Carrera	89.9%	(231)	10	(300)
Habitaria	50.0%	437	(203)	(165)

HOTELES CARRERA

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Sales	1,962	2,143	1,727
Operating income (loss)	(99)	186	(188)
Net Income (loss)	(247)	11	(321)
Total assets	23,405	24,246	223,193
Shareholders' equity	15,005	13,886	14,685

1Q 2002 Results

Carrera reported sales revenues of Ch$1,727 million (US$2.6 million) in the first quarter of 2002, a decrease of 19.4% compared for the first quarter of 2001. The decrease is primarily attributable to the continuing poor demand for five star hotels in the Santiago metropolitan area, reflected in low occupancy rates for the quarter. In addition, the hotels in the north of Chile suffered from a lower number of Argentine visitors compared to other high seasons. Hoteles Carrera reported an operating loss during the first quarter of 2002 of Ch$188 million (US$0.3 million) and a net loss of Ch$321 million (US$0.5 million) as a result of the lower overall revenue level.

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

HABITARIA

(in millions of Ch$ as of 3/31/2002)

	4Q 2001	1Q 2001	1Q 2002
Sales	9,811	2,284	2,559
Operating income (loss)	1,157	(232)	(140)
Net Income (loss)	874	(405)	(329)
Total assets	48,703	43,102	46,272
Shareholders' equity	15,964	13,336	15,635

1Q 2002 Results

Habitaria reported consolidated sales of Ch$2,559 million (US$3.9 million) in the first quarter of 2002, an increase of 12.0% from the Ch$2,284 million (US$3.5 million) reported in 1Q 2001. During the quarter ended March 31, 2002, Habitaria completed final delivery of 53 apartments, included with sales for the period. As of the same date, an additional 166 apartments are under sales agreements, to be delivered in future periods (revenue recognition is upon physical delivery).

During the first quarter of 2002, Habitaria recorded a net loss of Ch$329 million (US$0.5 million). Since Habitaria recognizes income (and its corresponding cost) related to the sale of its apartments upon complete delivery, quarterly revenues do not reflect apartments sold under agreements during the period. Additionally, administration and overhead expenses are recognized in the period incurred, signifying that to a certain extent, earnings reflect a mis-matching of revenues and expenses. Nonetheless, the real estate sector in Chile continues to be depressed, never having recovered from the downturn in economic activity, which began in 1998. In an attempt to stimulate demand, local interest rates on mortgage loans remain at an all time low.

#

All of Quiñenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

www. quinenco.cl

QUIÑENCO S.A.
Enrique Foster Sur N° 20, floor N°14
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101

SIGNATURE

Pursuant to the requirements of the Securites Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIÑENCO S.A.

By: ______________________________

Name: Luis Fernando Antúnez
Title: Authorized Representative

Dated: May 14, 2002